Exhibit 99.159

AMENDING AGREEMENT

This amending agreement (the “Amending Agreement”) is made the 2nd day of June, 2014

BETWEEN:

DHX MEDIA LTD., a corporation continued under the laws of the Canada (“DHX”),

- and -

SKYSTONE MEDIA INC., a corporation existing under the laws of the Province of Ontario (“Skystone”),

-and-

LINDA SCHUYLER, an individual resident in the Province of Ontario (“Schuyler”),

WHEREAS the parties to this Amending Agreement entered into a purchase agreement dated April 3, 2014 (the “Purchase Agreement”) to provide for the purchase by DHX of all stock owned by, and a loan receivable of, Skystone (formerly known as Epitome Group Holdings Inc.) and certain stock owned by Schuyler;

AND WHEREAS the parties wish to amend the Purchase Agreement in accordance with Section 10.9 of the Purchase Agreement and the terms of the Amending Agreement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows;

1.	Unless otherwise defined herein, all capitalized terms used in this Amending Agreement have the respective meanings given to them in the Purchase Agreement. Except where the context requires otherwise, references to Sections and Schedules are to Sections of and Schedules to the Purchase Agreement.

2.	Section 3.1 is replaced in its entirety by:

Closing Date Balance Sheet.

Within 74 days following the Closing Date, the Purchaser will submit to the Vendors a Closing Date Balance Sheet. Within 15 days after receipt of the Closing Date Balance Sheet the Vendors will advise the Purchaser in writing that the Vendors either (i) agree with the Closing Date Balance Sheet or (ii) do not agree with the Closing Date Balance Sheet, in which event the Vendors will set forth in reasonable detail the basis for such disagreement. The Vendors will have access to the books and records of the Purchased Companies for the purposes of assisting in its review of the Closing Date Balance Sheet. In the event of a disagreement, the Purchaser and the Vendors agree to use their respective best efforts to resolve any disagreements with respect to the Closing Date Balance Sheet; provided, however, that if the Purchaser and the Vendors fail to reach agreement on the Closing Date Balance Sheet within 10 days after the date such dispute arose, then such disagreement with the disputed items will be resolved by a single accountant who will be an audit partner of a mutually acceptable national independent accounting firm (the “Independent Auditor”). The Independent Auditor will make his determination within 2 weeks of his engagement. The fees and expenses relating to the Independent Auditor’s determination will be borne by the Party losing the majority of the amount at issue in the arbitration. The decision of the Independent Auditor will be final and binding upon the Purchaser and the Vendors. The parties expressly provide that this determination is not an arbitration and therefore will not be governed by any arbitration laws. The “Closing Date Balance Sheet Determination Date” is the date that either the Vendors agree with the Closing Date Balance Sheet or that the Independent Auditor makes his decision.

3.	Except as and to the extent expressly modified by this Amending Agreement, the Purchase Agreement shall remain in full force and effect in all respects.

4.	This Amending Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

5.	This Amending Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario.

6.	This Amending Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties.

7.	Delivery of an executed signature page to this Amending Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Amending Agreement by such party.

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IN WITNESS WHEREOF the parties have executed this Amending Agreement.

DHX MEDIA LTD.

Per:	“Mark Gosine”
	Name:	Mark Gosine

	Title:	Secretary

SKYSTONE MEDIA INC.

Per:	“Linda Schuyler”
	Name:	Linda Schuyler

	Title:	C.E.O.

“Linda Schuyler”
Linda Schuyler